SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 4)*

                           EastGroup Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   004239 10 9
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                             Rothschild Realty Inc
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 20, 2003
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 12 Pages)
--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  277276101              Schedule 13D               Page 2 of 12 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities II L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,499,100 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,499,100 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,499,100 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.581% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,250,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D               Page 3 of 12 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors IIA L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,499,100 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,499,100 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,499,100 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.581% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,250,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D               Page 4 of 12 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Matthew W. Kaplan
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,499,100 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,499,100 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,499,100 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.581% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,250,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D               Page 5 of 12 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: D. Pike Aloian
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,499,100 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,499,100 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,499,100 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.581% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,250,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D               Page 6 of 12 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: James E. Quigley 3rd
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,501,000 (fn2)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,501,000 (fn2)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,501,000 (fn2)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.591% (fn2)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn2 Upon conversion of 1,250,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, plus 1,900 shares of Common Stock owned by the Helen R. Quigley Family Insurance Trust of which Mr. Quigley is a trustee.

CUSIP No.  277276101              Schedule 13D               Page 7 of 12 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Paul H. Jenssen
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,499,100 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,499,100 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,499,100 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.581% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,250,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D               Page 8 of 12 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: John D. McGurk
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,499,100 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,499,100 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,499,100 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.581% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,250,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D               Page 9 of 12 Pages


          This Amendment No. 4 (this "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors IIA L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on December 27, 1999 and as amended by Amendment No. 1 on May 29, 2003, Amendment No. 2 on June 10, 2003 and Amendment No. 3 on July 28, 2003 with respect to the common stock of beneficial interest, par value $.0001 per share (the "Common Stock") of EastGroup Properties, Inc., a Maryland real estate investment trust (the "Company") whose executive offices are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

          (a) As of the close of business on August 20, 2003, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,250,000 shares of Preferred Stock, each of which is convertible at any time on a 1 for 1.1364 basis into Common Stock of the Company, subject to adjustment and 78,600 shares of Common Stock of the Company. Upon the full conversion of the 1,250,000 shares of Preferred Stock, at the current conversion ratio, Five Arrows would own 1,499,100 shares of Common Stock, or 7.581% of the issued and outstanding shares of Common Stock, based on 18,353,513 shares of Common Stock outstanding as of August 11, 2003, as reported in the Company's 10Q for the quarter ending June 30, 2003. Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,250,000 shares of Preferred Stock and the 78,600 shares of Common Stock.

          (b) Five Arrows has the power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) On July 28, 2003, Five Arrows, in open market sales, sold 1,700 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $27.5235 for a total of $46,789.95.

         On July 29, 2003, Five Arrows, in open market sales, sold 4,500 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $27.4547 for a total of $123,546.15.

         On July 30, 2003, Five Arrows, in open market sales, sold 14,400 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $27.4806 for a total of $395,720.64.

            On July 31, 2003, Five Arrows, in open market sales, sold 7,500 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $27.4500 for a total of $205,875.00.

         On August 1, 2003, Five Arrows, in open market sales, sold 20,000 shares of Common Stock (representing .1% of the shares of Common Stock outstanding) at an average per share price of $27.3737 for a total of $547,474.00.

         On August 13, 2003, Five Arrows, in open market sales, sold 7,900 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $27.0149 for a total of $213,417.71.

         On August 14, 2003, Five Arrows, in open market sales, sold 7,400 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $27.0181 for a total of $199,933.94.

CUSIP No.  277276101              Schedule 13D               Page 10 of 12 Pages


         On August 15, 2003, Five Arrows, in open market sales, sold 8,100 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $27.0443 for a total of $219,058.83.

         On August 18, 2003, Five Arrows, in open market sales, sold 20,200 shares of Common Stock (representing .1% of the shares of Common Stock outstanding) at an average per share price of $27.0981 for a total of $547,381.62.

         On August 19, 2003, Five Arrows, in open market sales, sold 21,400 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $27.2060 for a total of $582,208.40.

            On August 20, 2003, Five Arrows, in open market sales, sold 185,800 shares of Common Stock (representing >.9% of the shares of Common Stock outstanding) at an average per share price of $27.1059 for a total of $5,036,276.22.


        ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(k)(1) of the Securities
                                         Act of 1934.

CUSIP No.  277276101              Schedule 13D               Page 11 of 12 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2003



                                    FIVE ARROWS REALTY SECURITIES II L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS IIA L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    ----------------------------------------


                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    ----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    ----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    ----------------------------------------


                                    John D. McGurk

                                    /s/ John D. McGurk
                                    ----------------------------------------

CUSIP No.  277276101              Schedule 13D               Page 12 of 12 Pages


EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         Dated:  August 22, 2003

                                    FIVE ARROWS REALTY SECURITIES II L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS IIA L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    ----------------------------------------


                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    ----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    ----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    ----------------------------------------


                                    John D. McGurk

                                    /s/ John D. McGurk
                                    ----------------------------------------